FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding resolutions passed at 2020 second extraordinary general meeting of the Huaneng Power International, Inc. (the registrant”); and

2.	an announcement regarding list of directors and their role and function;

Each made by the Registrant on December 23, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

RESOLUTIONS PASSED AT
2020 SECOND EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that all resolutions set out in the Notice were duly passed by the shareholders at the EGM held on 22 December 2020.

Reference is made to the notice of meeting of 2020 extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) issued on 6 November 2020 and the supplemental notice of the EGM issued on 2 December 2020 (collectively, the “Notice”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the EGM was held at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC at 9:00 a.m. on 22 December 2020 and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. After election by more than one half of the Directors, Mr. Zhao Keyu (Chairman) presided over the Meeting as the chairman of the Meeting.

Seven out of 15 directors of the Company attended the Meeting. Wang Kui (Director), Lu Fei (Director), Mi Dabin (Director), Cheng Heng (Director) and Lin Chong (Director), Liu Jizhen (independent non-executive Director), Zhang Xianzhi (independent non-executive Director) and Xia Qing (independent non-executive Director) were unable to attend the Meeting due to other work reasons; One out of 6 of the Supervisors of the Company attended the Meeting; Li Shuqing (Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee),

Ye Cai (Supervisor), Gu Jianguo (Supervisor) and Zhang Xiaojun (Supervisor) were unable to attend the Meeting due to other work reasons; The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE EGM

As at the record date (i.e. 2 December 2020), there were totally 15,698,093,359 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the EGM which are set out below:

1. Number of Shareholders and proxies who attended the Meeting (person(s))		37
Of which:	A Shares	29
	H Shares	8
2. Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)		10,046,998,497
Of which:	A Shares	8,743,944,460
	H Shares	1,303,054,037
3. Percentage of the total number of Shares held by Shareholders and proxies who attended the Meeting relative to the total number of Shares carrying voting rights of the Company (%)		64.001393%
Of which:	A Shares (%)	55.700678%
	H Shares (%)	8.300715%

According to the Hong Kong Listing Rules, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation, China Hua Neng Group Hong Kong Limited, China Huaneng Finance Corporation Limited and China Huaneng Group Treasury Management (Hong Kong) Limited, being connected persons (shareholders of the Company who are involved in or interested in the transactions as contemplated by the following resolutions considered at the EGM), holding an aggregate of 7,286,576,866 ordinary shares of the Company, representing approximately 46.42% of the total issued shares of the Company as at the record date, were required to abstain and had abstained from voting on the resolutions Nos.1 to 4 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE EGM

As considered by Shareholders and their respective proxies attending the EGM, relevant resolutions were voted by way of a combination of on-site voting and online voting. The voting results of the EGM are set out as follows:

Ordinary Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
1.	To consider and approve the proposal regarding the continuing connected transactions for 2021 between the Company and Huaneng Group	A Shareholders	2,060,666,994	99.985609	295,100	0.014318	1,500	0.000073	Passed
		H Shareholders	830,151,077	99.891348	605,920	0.072909	297,040	0.035743
		All Shareholders	2,890,818,071	99.958522	901,020	0.031155	298,540	0.010323
2.	To consider and approve the proposal regarding the capital increase of Shengdong Offshore Wind Power	A Shareholders	2,060,788,194	99.991489	173,900	0.008438	1,500	0.000073	Passed
		H Shareholders	830,187,917	99.895781	606,040	0.072924	260,080	0.031295
		All Shareholders	2,890,976,111	99.963986	779,940	0.026969	261,580	0.009045
3.	To consider and approve the proposal regarding the capital increase and share expansion of Huaneng Yantai Renewable Energy	A Shareholders	2,060,788,194	99.991489	173,900	0.008438	1,500	0.000073	Passed
		H Shareholders	830,062,277	99.880662	683,800	0.082281	307,960	0.037057
		All Shareholders	2,890,850,471	99.959642	857,700	0.029658	309,460	0.010700
4.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary	A Shareholders	2,057,643,584	99.838910	3,318,510	0.161017	1,500	0.000073	Passed
		H Shareholders	764,975,235	92.048796	65,568,962	7.889855	509,840	0.061349
		All Shareholders	2,822,618,819	97.600332	68,887,472	2.381987	511,340	0.017681
5.	To consider and approve the proposal regarding the election of a director	A Shareholders	8,743,171,649	99.991162	704,811	0.008060	68,000	0.000778	Passed
		H Shareholders	1,172,984,525	98.417513	18,860,792	1.582487	0	0.000000
		All Shareholders	9,916,156,174	99.802395	19,565,603	0.196921	68,000	0.000684

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 5 (inclusive) are ordinary resolutions and were passed by more than 50% of the total number of shares carrying voting rights held by those who attended the EGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The EGM was attended and witnessed by Mr. Bian Hao and Ms. Shi Jinning, lawyers from Haiwen & Partners, which had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the EGM of the Company, the eligibility of the persons attending the EGM and the voting procedures for the EGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
23 December 2020

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc., are set out below:

Executive Directors

Zhao Keyu (Chairman)
Zhao Ping

Non-executive Directors

Huang Jian Wang Kui Lu Fei Teng Yu Mi Dabin
Cheng Heng Li Haifeng Lin Chong

Independent Non-executive Directors

Xu Mengzhou Liu Jizhen
Xu Haifeng Zhang Xianzhi Xia Qing

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees
Director	Strategy Committee	Audit Committee	Nomination Committee	Remuneration and Appraisal Committee
Zhao Keyu	Chairman		Member
Zhao Ping	Member			Member
Huang Jian	Member
Wang Kui	Member
Lu Fei	Member
Teng Yu
Mi Dabin			Member
Cheng Heng				Member
Li Haifeng				Member
Lin Chong			Member
Xu Mengzhou		Member	Member	Chairman
Liu Jizhen	Member	Member	Chairman	Member
Xu Haifeng	Member	Member		Member
Zhang Xianzhi		Chairman	Member	Member
Xia Qing		Member	Member

Beijing, the PRC
23 December 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.
HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 23, 2020